January 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Lyn Shenk, Branch Chief

RE:	Breeze-Eastern Corporation
Form 10-K for the Fiscal Year Ended March 31, 2011 Filed June 3, 2011 File Number 001-07872

Dear Mr. Shenk:

This letter is a response to your letter dated December 14, 2011 to the Company regarding the above captioned Form 10-K.

Each response is numbered to match the Staff’s comment designation. In addition, a copy of each Staff comment precedes our responses.

All dollar amounts in our response are in thousands.

Form 10-K For the Fiscal Year Ended March 31, 2011

Comment 1. Management’s Discussion and Analysis, page 17

Critical Accounting Policies, page 18

Inventory, page 18

1.	You disclose in the notes to the financial statements that you changed the methodology to assess inventory that is considered excess or obsolete. The amount recorded for the effect of the change was material to your fiscal 2010 results. In view of this, please expand your disclosure here to provide greater insight into the quality, sensitivity and variability regarding the factors, assumptions and judgments that may materially affect the amount of excess or obsolescence recorded. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Include in your disclosure the basis for the change in methodology and why you expect the current methodology will improve the quality of associated amounts reported for inventory. Please provide us with a copy of your intended revised disclosure.

Response:

The Company proposes to use the following disclosure in future Management’s Discussion and Analysis of Financial Condition and Results of Operations.

35 Melanie Lane, Whippany, New Jersey 07981-1638 Phone: (973) 602-1001 Fax: (973) 739-9333
1 | Page

CRITICAL ACCOUNTING POLICIES

Inventory

The Company relocated its headquarters and manufacturing facility in the fourth quarter of Fiscal 2010. As a part of this relocation and prior to its move to the new location, the Company determined that approximately $2,198 of inventory would not be moved to the new location because it would cost more to relocate and restock this inventory than its current or projected future market value or utility. These items were physically scrapped before the end of the Fiscal year.

Because the amount of the inventory scrapped was higher than expected, as evidenced by the dollar value of inventory scrapped being higher than the existing inventory reserves, the Company reassessed the methodology previously used for estimating inventory obsolescence and determined that a modification was warranted. The previous method for estimating inventory obsolescence was based on estimates of future potential usage based on current usage for each item in inventory.

The Company determined that a better method of estimating inventory obsolescence is to identify specific items based on the age of inventory and to establish a general reserve based on annual purchases. Analyzing inventory by age, based on the purchase date for raw materials or the completion date for manufactured items, showed little movement once items aged five years, and historical trends showed that 1.1% of purchases would eventually be scrapped. Accordingly, the Company established a 100% reserve for all inventory on hand at March 31, 2010 that was purchased or manufactured more than five years earlier and for 1.1% of purchases for each of the last five years. Therefore, each $1,000 of inventory purchased will result in an increase of $11 in inventory reserves. Management periodically reviews this methodology to ensure it is reasonably accurate and will make future adjustments as necessary through current earnings.

In Fiscal 2010, the change in methodology resulted in a non-cash adjustment to increase the inventory reserves by $3,311, including the $2,198 discussed above, during the fourth quarter of Fiscal 2010. The total amount of the inventory reserve change for Fiscal 2010 was $3,533 which included increases to inventory reserves in earlier quarters of Fiscal 2010.

Refer to Note 2 of the “Notes to Consolidated Financial Statements” titled “INVENTORIES” for further details.

Comment 2. Results of Operations, page 19

2.	Given the materiality of the variances in the amount of reported income taxes and effective tax rates over the last three fiscal years, please include an analysis of the factors that affected these items between comparable periods. In particular, it appears from the notes to your financial statements that your analysis may need to provide emphasis to the effect of state income taxes in each period, in particular state NOL’s and associated valuation allowances, and general business credits in fiscal 2010. Please provide us with a copy of your intended revised disclosure.

Response:

The Company proposes to use the following disclosure in future Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

Fiscal 2011 Compared with Fiscal 2010

Income Tax (Benefit) Expense

	Fiscal 2011	Fiscal 2010	Increase/(Decrease)

Income Tax Provision/(Benefit)	$3,524	$(2,029)	$5,553
Effective Tax Rate	41.2%	(25.1)%	66.3	% pts

Income Tax Provision (Benefit). The increase in income tax expense of $5,553 in Fiscal 2011 compared with Fiscal 2010 was primarily due to higher pre-tax earnings. Income tax expense also increased due to higher state taxes (net of federal benefits). In Fiscal 2011, management determined that a valuation allowance was no longer required for state net operating loss carryforwards (“NOLs”) in deferred tax assets because the Company anticipated utilizing 100% of the NOLs and because the unusable state NOLs expired as described in Note 5 to the financial statements. The Company’s U.S. Federal statutory tax rate is 35%.

35 Melanie Lane, Whippany, New Jersey 07981-1638 Phone: (973) 602-1001 Fax: (973) 739-9333
2 | Page

Refer to Note 5 of the “Notes to Consolidated Financial Statements” titled “INCOME TAXES” for further details.

RESULTS OF OPERATIONS

Fiscal 2010 Compared with Fiscal 2009

Income Tax (Benefit) Expense

	Fiscal 2010	Fiscal 2009	Increase/(Decrease)

Income Tax Provision/(Benefit)	$(2,029)	$3,349	$(5,378)
Effective Tax Rate	(25.1)%	36.8%	(61.9	)% pts

Income Tax Provision (Benefit). The decrease in income tax expense of $5,378 in Fiscal 2010 compared with Fiscal 2009 was primarily due to lower pre-tax earnings. The pre-tax loss generated an income tax benefit in Fiscal 2010. This tax benefit was reduced by state taxes (net of federal benefits) and by converting general business tax credits into net operating loss carryforwards. As described in Note 5 to the financial statements, several previously-recorded state NOLs expired at the end of Fiscal 2010. These expired state NOLs were fully offset by corresponding state valuation allowances; thus, the state tax NOL expirations had no net effect on the Company’s effective tax rate. The Company’s U.S. Federal statutory tax rate is 35%.

Refer to Note 5 of the “Notes to Consolidated Financial Statements” titled “INCOME TAXES” for further details.

Comment 3. Notes to Consolidated Financial Statements, page 34

Note 2. Inventories, page 37

3.	Please explain to us why your prior methodology for determining inventory obsolescence was not adequate to identify the total adjustment of $3,311,000 made to the reserve during the fourth quarter of fiscal 2010.

Response:

The Company relocated its headquarters and manufacturing facility in the fourth quarter of Fiscal 2010. As a part of this relocation and prior to its move to the new location, the Company determined that approximately $2,198 of inventory would not be moved to the new location because it would cost more to relocate and restock this inventory than its current or projected future market value or utility. These items were physically scrapped before the end of the Fiscal year.

Because the amount of the inventory scrapped was higher than expected, as evidenced by the dollar value of inventory scrapped being higher than the existing inventory reserves, the Company reassessed the methodology previously used for estimating inventory obsolescence and determined that a modification was warranted. The previous method for estimating inventory obsolescence was based on estimates of future potential usage based on current usage for each item in inventory.

The Company determined that a better method of estimating inventory obsolescence is to identify specific items based on the age of inventory and to establish a general reserve based on annual purchases. For all items in inventory at March 31, 2010, the Company determined the purchase date for raw materials or the completion date for manufactured items. Analyzing inventory by age showed little movement once items remained in inventory for five years, and historical trends showed that 1.1% of purchases would eventually be scrapped. Accordingly, the Company established a 100% reserve for all inventory on hand at March 31, 2010 that was purchased or manufactured more than five years earlier and for 1.1% of purchases for each of the last five years.

35 Melanie Lane, Whippany, New Jersey 07981-1638 Phone: (973) 602-1001 Fax: (973) 739-9333
3 | Page

Comment 4. Note 13. Contingencies, page 48

Environmental Matters, page 48

4.	In regard to the material charge to your environmental reserves in the fourth quarter of fiscal 2010 based on new information that was reviewed and evaluated, please tell us (i) the sites that were affected, (ii) the amount of the charge recorded for each affected site and in total, (iii) details of the new information obtained, when it was obtained and how each affected site was affected, (iv) why such information was not available prior to the fourth quarter of fiscal 2010, especially given that you state that you perform quarterly reviews of the status of your environmental sites and related liabilities, and (v) why the amount of the charge recorded in the fourth quarter of fiscal 2010 was not determinable in disclosures of the estimated possible range of loss pursuant to Accounting Standards Codification 450-20-50-4(b) prior to that quarter.

Response:

Environmental cleanup activities generally span multiple years and are influenced by changing remediation technologies, assessments of the extent of contamination, and continually evolving regulatory environmental standards. As a result, estimating environmental liabilities involves significant judgment.

The Company follows ASC 450-20-50-3 and ASC 450-20-50-4 in recording and disclosing environmental liabilities. We record environmental liabilities at our best estimate based on studies and reports by external environmental consultants. Because the Company believes it has a more-definitive best estimate of the environmental liability, the Company does not calculate a range in accordance with ASC 450-20-50-4(b).

In the fourth quarter of Fiscal 2010, the Company received new information regarding the Glen Head, NY and Saltsburg, PA sites that had not previously been available. The New York State Department of Environmental Conservation (NYSDEC) and the Company determined that the scope of potential groundwater responsibility had expanded beyond the boundaries of the Glen Head property. For the Saltsburg property, actual costs of the groundwater treatment systems were higher than had been previously projected.

After reviewing the environmental reserves for those sites in light of this new information, management concluded that the environmental reserve needed to be adjusted. After consultation with the Board of Directors, management engaged a nationally-recognized external environmental consultant (WSP Environment & Energy) to provide an independent opinion on the Company’s potential environmental liability for these two properties and several other sites. The consultant confirmed the Company’s liability at the Glen Head and Saltsburg properties, plus additional incremental liabilities at the other sites due to updated remediation results and actual costs at those sites, and recommended a higher total environmental reserve. After detailed review and discussion of this independent study, management and the Board of Directors agreed with the consultant’s findings and recommendations and raised the environmental reserve accordingly. This is summarized in the following table.

	Increase/(Decrease)	New Information Obtained

Saltsburg, PA	$3,219	Groundwater pump & treat cost to operate increase
Glen Head, NY	3,046	Groundwater (offsite) contamination became an issue for the first time
Wyoming, IL	1,385	Groundwater natural attenuation not achieving desired result
Sunnyvale, CA	1,283	Groundwater pump & treat needs more time to achieve desired result
Placerita, CA	664	Groundwater pump & treat needs more time to achieve desired result
Other adjustments and accretion	125

Total	$9,722

35 Melanie Lane, Whippany, New Jersey 07981-1638 Phone: (973) 602-1001 Fax: (973) 739-9333
4 | Page

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and attention to this matter. Please contact me at (973) 602-1024 should you or the Staff involved in this review have any questions concerning this response letter.

Sincerely,

/s/ Mark D. Mishler
Mark D. Mishler,
Senior Vice President, Chief Financial Officer, Secretary, and Treasurer

35 Melanie Lane, Whippany, New Jersey 07981-1638 Phone: (973) 602-1001 Fax: (973) 739-9333
5 | Page